Exhibit (a)(5)(B)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated March 4, 2008, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser (as defined below) by Lazard Frères & Co. LLC (the “Dealer Manager”) or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

Notice of Offer to Purchase for Cash
All of the Outstanding Shares of Common Stock
of
ENCYSIVE PHARMACEUTICALS INC.
at
$2.35 Net Per Share
by
EXPLORER ACQUISITION CORP.
a wholly-owned subsidiary
of
PFIZER INC.

Explorer Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Pfizer Inc., a Delaware corporation (“Pfizer”), is offering to purchase all outstanding shares of common stock, par value $0.005 per share (including the associated preferred stock purchase rights, the “Shares”), of Encysive Pharmaceuticals Inc., a Delaware corporation (“Encysive”), at a purchase price of $2.35 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 4, 2008 and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). Stockholders of record who tender directly to Computershare Trust Company N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees.

THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, MARCH 31, 2008, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 20, 2008 (as it may be amended from time to time, the “Merger Agreement”), by and among Pfizer, the Purchaser and Encysive. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into Encysive (the “Merger”) with Encysive continuing as the surviving corporation, wholly-owned by Pfizer. Each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by Encysive, Pfizer or their wholly-owned subsidiaries, all of which will be cancelled and retired and shall cease to exist, or by stockholders who exercise appraisal rights under Delaware law), will be converted in the Merger into the right to receive $2.35 or any greater per Share price paid in the Offer, without interest thereon and less any required withholding taxes. The Merger Agreement is more fully described in Section 11 of the Offer to Purchase.

The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Tender Condition (as described below), (ii) the expiration or termination of all statutory waiting periods (and any extensions thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any applicable foreign antitrust, competition or merger control laws (the “Regulatory Condition”) and (iii) since February 20, 2008, there not having occurred any event, change, or development of a state of facts that, individually or in the aggregate, has had or would reasonably be expected to have, a Company Material Adverse Effect (as defined in the Merger Agreement). The Minimum Tender Condition

requires that the number of Shares that has been validly tendered and not withdrawn prior to the expiration of the Offer represent more than 50% of the then issued and outstanding Shares (counting as issued and outstanding for these purposes the number of Shares for which then outstanding and unexercised warrants and in-the-money options may be exercised). The Offer also is subject to other conditions set forth in Section 15 of the Offer to Purchase.

The Encysive Board of Directors, among other things, has unanimously (i) approved and declared advisable, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Encysive and the stockholders of Encysive and (iii) recommended that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer and, if necessary, approve the Merger Agreement.

The Merger Agreement provides that the Purchaser may, without the consent of Encysive, (i) extend the Offer, if at any scheduled expiration date of the Offer, any of the conditions to the obligation to purchase the Shares have not been satisfied or waived, for one or more periods up to 10 business days each until such time as such conditions are satisfied or waived, (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or the staff thereof applicable to the Offer or (iii) extend the Offer for one or more periods for an aggregate period of not more than 20 business days beyond the latest expiration date that would otherwise be permitted if, on such expiration date, there have not been tendered and not withdrawn that number of Shares that, together with any Shares then owned by Pfizer, would equal more than 90% of the issued and outstanding Shares.

Pursuant to Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and subject to the provisions of the Merger Agreement, Purchaser may elect to provide a subsequent offering period of up to 20 business days beginning the next business day after the expiration of the Offer. Purchaser does not currently intend to provide a subsequent offering period, although Purchaser reserves the right to do so.

In addition, subject to Pfizer’s right to terminate the Merger Agreement (described in Section 11 of the Offer to Purchase) in accordance with its terms, (i) if on March 31, 2008, any one or more of the Minimum Tender Condition, the Regulatory Condition or certain other conditions set forth in Section 15 of the Offer to Purchase are not satisfied, the Purchaser shall, at the request of Encysive, extend the Offer for up to 10 business days and (ii) if at any extended expiration date of the Offer, the Regulatory Condition or certain other conditions set forth in Section 15 of the Offer to Purchase are not satisfied, at the request of Encysive, Purchaser shall, and Pfizer shall cause Purchaser to, extend the Offer for increments of not more than 10 business days until such time as such conditions are satisfied or waived but in no event beyond August 20, 2008.

The Purchaser has agreed in the Merger Agreement that, without the consent of Encysive, it will not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) waive the Minimum Tender Condition, (iv) add to or modify the conditions to the Offer set forth in Section 15 of the Offer to Purchase in any manner adverse to the holders of Shares, (v) extend the Offer, except as described above, (vi) change the form of the consideration payable in the Offer or (vii) otherwise amend the Offer in a manner adverse to the holders of Shares.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the Offer.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not withdrawn if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance of such Shares for payment pursuant to the Offer. Upon the terms and conditions of the Offer, Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of transmitting such payments to the tendering stockholders. Under no circumstances will Purchaser pay interest on the purchase price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

In all cases, Purchaser will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) certificates representing such Shares or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase; (ii) a properly completed and duly executed Letter of Transmittal with all required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 2 of the Offer to Purchase) in lieu of the Letter of Transmittal; and (iii) any other documents required by the Letter of Transmittal.

Shares tendered pursuant to the Offer may be withdrawn at any time on or before the expiration of the Offer. Thereafter, tenders are irrevocable, except that Shares tendered may also be withdrawn after May 2, 2008, unless Purchaser has already accepted them for payment. For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary. Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Purchaser, Pfizer or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the expiration of the Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Encysive provided Purchaser with Encysive’s stockholder lists and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and related documents to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Encysive’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash by a holder (as defined in Section 5 of the Offer to Purchase) of Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. See Section 5 of the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. You are urged to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

199 Water Street, 26th Floor
New York, NY 10038

Banks and Brokerage Firms Please call: (212) 440-9800
All Others Call Toll Free: (800) 546-8249

The Depositary for the Offer is:

Computershare Trust Company, N.A.
Attention: Corporate Actions Voluntary Department
250 Royall Street
Canton, MA 02021

The Dealer Manager for the Offer is:

Lazard Frères & Co. LLC
30 Rockefeller Plaza
New York, NY 10020
Call: (212) 632-1563

March 4, 2008

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